UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           I.C. Isaacs & Company, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    464192103
                                 (CUSIP Number)

                          Rene Faltz, Managing Director
                              Wurzburg Holding S.A.
                              41, avenue de la Gare
                                Luxembourg L-1611
                            Grand Duchy of Luxembourg

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                     Hall Dickler Kent Goldstein & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 14, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |X|

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 2 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WURZBURG HOLDING S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      LUXEMBOURG
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              NONE
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,466,667*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 3 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TEXTILE INVESTMENT INTERNATIONAL S.A.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      LUXEMBOURG
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              NONE
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,966,667*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 4 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERT J. ARNOT
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              489,871
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 5 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JON HECHLER
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              1,102,152
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 6 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RONALD S. SCHMIDT
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              159,211
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 7 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EUGENE C. WIELEPSKI
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              194,242
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 8 of 18 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THOMAS P. ORMANDY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)|_|
                                                                        (b)|X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        NONE
   NUMBER OF      --------------------------------------------------------------
     SHARES       8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            6,570,463*
      EACH        --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH              158,320
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,570,463*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
*  See Item 3, Footnote 1

                                  SCHEDULE 13D

CUSIP No. 464192103                                           Page 9 of 18 Pages

ITEM 1. Security and Issuer

      This Statement on Schedule 13D (the "Statement" or "Schedule 13D") relates to the common stock, $.0001 par value (the "Common Stock"), of I.C. Isaacs & Company, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 3840 Bank Street, Baltimore, Maryland 21224-2522.

ITEM 2. Identity and Background

      (a)-(c) and (f) The persons filing this Statement (collectively, the "Reporting Persons") are as follows:

      (i) Wurzburg Holding S.A., a societe anonyme organized under the Grand Duchy of Luxembourg ("Wurzburg"), is principally engaged in the business of owning and operating businesses engaged in the design and manufacture of clothing and the licensing of clothing designs and trademarks related thereto. Wurzburg maintains its principal place of business and principal offices at 41, avenue de la Gare, Luxembourg L-1611, Grand Duchy of Luxembourg. Wurzburg is the sole shareholder of Textile Investment International S.A., a societe anonyme organized under the laws of the Grand Duchy of Luxembourg ("Textile"). The name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each officer and director of Wurzburg and each person controlling Wurzburg is set forth on Schedule A hereto, which is incorporated herein by reference.

      (ii) Textile is principally engaged in the business of owning and operating businesses engaged in the design and manufacture of clothing and the licensing of clothing designs and trademarks related thereto. Textile maintains its principal place of business and principal offices at 41, avenue de la Gare, Luxembourg L-1611, Grand Duchy of Luxembourg. Textile is wholly-owned by Wurzburg. The name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of each officer and director of Textile is set forth on Schedule A hereto, which is incorporated herein by reference.

      (iii) Robert J. Arnot, Jon Hechler, Ronald S. Schmidt, Eugene C. Wielepski and Thomas P. Ormandy (collectively, the "Principal Stockholders") are individual stockholders of the Issuer who have entered into a Voting Agreement (as hereinafter defined) with Wurzburg and Textile. The business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 10 of 18 Pages

            which such employment is conducted, and the citizenship of each of the Principal Stockholders is set forth on Schedule B hereto, which is incorporated herein by reference.

      (b) None of the Reporting Persons nor, to their knowledge, any of the persons listed on Schedule A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (c) None of the Reporting Persons, nor to their knowledge, any of the persons listed on Schedule A hereto has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

      The information set forth and incorporated by reference in Items 4 and 5 of this Statement is hereby incorporated by reference in this Item 3.

      Textile has acquired from Ambra Inc. 666,667 shares of Common Stock and 3,300,000 shares of the Issuer's Series A Convertible Preferred Stock, $.0001 par value (the "Preferred Stock"), which Preferred Stock is convertible into 3,300,000 shares of Common Stock at a one-to-one conversion ratio. For purposes of the disclosures made in this Schedule 13D, all of the shares of Common Stock into which the Preferred Stock is convertible are deemed to be outstanding pursuant to Rule 13 d-3(d)(1)(i)(D) of the Securities Exchange Act of 1934, as amended (the "Act")[FN1]. Textile acquired the shares of Common Stock and the Preferred Stock with funds provided by Marithe Bachellerie, Francois Girbaud and Wurzburg.

      Textile and Wurzburg have entered into a Framework Agreement (the "Framework Agreement") with their affiliate, Latitude Licensing Corp., a Delaware corporation and the licensor to the Issuer of the Girbaud brand name ("Latitude"), the Issuer and the Issuer's wholly-owned subsidiary, I.C. Isaacs & Company L.P., which Framework Agreement is described in Item 4 of this Statement. As a condition and inducement for Wurzburg, Textile and the Issuer to enter into the Framework Agreement, the Principal Stockholders entered into a Voting Agreement dated May 14, 2002 (the "Voting Agreement") with Wurzburg, Textile and the Issuer relating to 3,270,463 shares of Common Stock. Wurzburg and Textile did not pay any consideration to the Principal Stockholders in connection with the execution and delivery of the Voting Agreement.

      Pursuant to the Voting Agreement, each of the Principal Stockholders, Wurzburg and Textile have agreed to vote their shares of Common Stock in favor of a proposal to approve the

-----------
(1) For purposes of calculating the percentage of ownership of Common Stock held by each Reporting Person, Issuer is deemed to have 11,134,657 shares of Common Stock outstanding, 3,300,000 more shares than are actually outstanding.

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 11 of 18 Pages

transactions contemplated under the Framework Agreement at the Issuer's 2002 annual meeting of stockholders (the "Annual Meeting"), for the election of the designees of Wurzburg and Textile to the Issuer's Board of Directors, and as otherwise necessary to effectuate the transactions contemplated under the Framework Agreement and the exhibits thereto. Each of the Principal Stockholders has granted to an attorney-in-fact designated by Wurzburg and Textile an irrevocable proxy coupled with an interest to vote all Common Stock beneficially owned by such Principal Stockholder in the event of a breach by such Principal Stockholder of his obligations under the Voting Agreement.

      The Framework Agreement and the Voting Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D and incorporated herein by reference.

      In 1999, Jon Hechler became the executor of the Estate of Ira J. Hechler with the power to vote and dispose of 811,361 shares of Common Stock held by the estate and consequently acquired beneficial ownership of such shares for purposes of Section 13(d) of the Act.

ITEM 4. Purpose of Transaction

      The information set forth and incorporated by reference in Items 3 and 5 hereof is hereby incorporated by reference in this Item 4.

      The 666,667 shares of Common Stock and 3,300,000 shares of Preferred Stock acquired by Textile were acquired with the purpose of influencing control of the Issuer. Wurzburg and Textile have discussed among themselves and with others their views as to the valuation of the Common Stock of the Issuer and possible values of certain of the Issuer's assets. Wurzburg and Textile may in the future have such discussions with existing and potential holders of Common Stock and, as a consequence thereof, such persons may become members of a group within the meaning of Section 13(d)(3) of the Act (a "Group") with Wurzburg and/or Textile. The present and future members of a Group which includes Wurzburg and/or Textile, for their own account or jointly, might (i) determine to seek control of the Issuer by means of a negotiated acquisition; (ii) seek representation on the Issuer's Board of Directors; (iii) increase or decrease their respective beneficial ownership of shares of Common Stock; and (iv) sell all or part of their shares of Common Stock in the open market, through privately negotiated purchases or otherwise.

      The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Framework Agreement.

      Pursuant to the terms and provisions of the Framework Agreement, among other things, the Issuer has appointed two designees of Wurzburg and Textile to fill existing vacancies on Issuer's board of directors and has agreed to nominate three designees of Wurzburg and Textile for the election to the Issuer's board of directors at the Annual Meeting. In addition, subject to approval by the holders of a majority of the Common Stock present and entitled to vote at the Annual Meeting, (i) the Issuer has agreed to amend the Certificate of Designation filed by the Issuer with respect to the Preferred Stock to provide that the Preferred Stock shall be immediately convertible into Common Stock at a one-to-one conversion ratio, (ii) the Issuer,

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 12 of 18 Pages

Wurzburg and Textile shall enter into a Stockholders' Agreement in the form attached as Exhibit D to the Framework Agreement (the "Stockholders' Agreement"), which will provide that (A) each of the Issuer, Wurzburg and Textile will use their respective best efforts to cause the Issuer's board of directors to include, at all times during the term of such agreement, three directors designated by Wurzburg and Textile, two members of management of the Issuer and four independent directors (two of whom shall initially be proposed by Wurzburg and Textile, and two of whom shall initially be existing independent directors of the Issuer) (the "Independent Directors"); (B) certain enumerated actions to be taken by the Issuer's board of directors will require the affirmative vote of a supermajority of six (6) directors, (C) certain enumerated actions to be taken by the Issuer's board of directors will require the affirmative vote of a majority of the Independent Directors, (D) the Issuer shall include in its proxy statement for the Issuer's 2003 annual meeting of stockholders a proposal to declassify the board of directors of the Issuer, and
(E) during the term of the Stockholders' Agreement, Wurzburg and Textile shall be subject to certain restrictions with respect to their acquisition or disposition of securities of the Issuer; and (iii) the Issuer shall grant to Textile warrants expiring on December 31, 2011 and exercisable at a price of $.75 per share to purchase an aggregate of 500,000 shares of Common Stock. See
Article 3 of the Stockholders' Agreement, which is hereby incorporated herein by reference. The Stockholders' Agreement provides for a term beginning on the date of execution thereof and ending on November 14, 2004.

      Other than as described above, no Reporting Person has at present any specific plan or proposal which relates to or would result in:

      (i) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

    (iii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (iv) Any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board;

      (v) Any material change in the present capitalization or dividend policy of the Issuer;

     (vi) Any other material change in the Issuer's business or corporate structure;

    (vii) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

   (viii) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 13 of 18 Pages

     (ix) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

The information set forth and incorporated by reference in Items 2, 3 and 4 of this Statement is hereby incorporated by reference in this Item 5.

      (a) and (b) Pursuant to the agreements made by the Reporting Persons in the Voting Agreement and the limitation on the Reporting Persons' power to dispose of their respective shares of Common Stock or any interest in such shares of Common Stock during the term of the Voting Agreement unless the transferee of such shares of Common Stock becomes a party to the Voting Agreement, Wurzburg, Textile and the Principal Stockholders each have shared voting power over and beneficially own, an aggregate of 6,570,463 shares of Common Stock. Based on the 7,834,657 shares of Common Stock of the Issuer reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (SEC file No. 0-23379), and including the 3,300,00 shares of Preferred Stock deemed to be Common Stock pursuant to Rule 13d-3(d)(1)(i)(D) of the Act, Wurzburg, Textile and the Principal Stockholders would each beneficially own 59.0% of the outstanding Common Stock of the Issuer.

      Except with respect to the matters governed by the Voting Agreement, as discussed in Item 3 and this Item 5 of this Statement, the Principal Stockholders disclaim beneficial ownership with respect to one another's shares and disclaim beneficial ownership of the shares held by Wurzburg and Textile, and Wurzburg and Textile disclaim beneficial ownership of the shares of Common Stock held by the Principal Stockholders. Accordingly, with respect to all matters other than those governed by the Voting Agreement, the Reporting Persons beneficially own the number of shares of Common Stock and percentages of outstanding shares of Common Stock of the Issuer as hereinafter provided: (i) Wurzburg shares, together with Francois Girbaud and Marithe Bachellerie, voting power and dispositive power with regard to 500,000 shares of Common Stock, which represents beneficial ownership of 4.5% of the outstanding Common Stock, and, as the sole shareholder of Textile, shares, together with Francois Girbaud and Marithe Bachellerie, voting power with regard to 3,966,667 shares of Common Stock beneficially owned by Textile, and therefore has beneficial ownership of an aggregate of 4,466,667 shares of Common Stock, or 40.1%, of the outstanding Common Stock; (ii) Textile shares, together with Francois Girbaud and Marithe Bachellerie, voting power and dispositive power with respect to 3,966,667 shares of Common Stock (consisting of 666,667 shares of Issuer's Common Stock owned directly by Textile and 3,300,000 shares of the Issuer's Common Stock issuable upon conversion of the Preferred Stock), which represents 35.9% of the outstanding Common Stock; (iii) Francois Girbaud and Marithe Bachellerie each beneficially own 50% of the issued and outstanding shares of Wurzburg and may therefore be deemed to to have voting and dispositive power and to beneficially own the 4,466,667 shares of Common Stock, or 40.1% of the outstanding Common Stock, beneficially owned by Wurzburg; (iv) Robert J. Arnot, Ronald S. Schmidt, Eugene C. Wielepski, and Thomas P. Ormandy have sole

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 14 of 18 Pages

voting and dispositive power over 489,871, 159,211, 194,242 and 158,320 shares of Common Stock, respectively, which represents beneficial ownership of 4.4%, 1.4%, 1.7% and 1.4% respectively; and (v) Jon Hechler has sole voting and dispositive power over 290,791 shares of Common Stock and shares voting and dispositive power over the 811,361 shares of Common Stock held of record by the Estate of Ira J. Hechler, as the sole executor thereof, which represents beneficial ownership of an aggregate of 1,102,152 shares of Common Stock, or 9.9%, of the outstanding Common Stock. All percentages stated in this paragraph are based on the 7,834,657 shares of Common Stock of the Issuer reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (SEC file No. 0-23379), and include the 3,300,00 shares of Preferred Stock convertible into Common Stock pursuant to Rule 13d-3(d)(1)(i)(D) of the Act.

      (c) The following table sets forth all transactions with respect to the Common Stock effected by any of the Reporting Persons during the past sixty (60) days. All such transactions were effected in private transactions.

      Stockholder      Amount of Shares of Common Stock         Date of Purchase
      -----------      --------------------------------         ----------------
        Textile     3,966,667 (includes 3,300,000                  May 6, 2002
                    shares of Preferred Stock convertible
                    into Common Stock at a one-to-one
                    conversion ratio)

      (d) Not Applicable

      (e) Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except as discussed in Item 3 and 4, the Registrants do not have any arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

            1. Framework Agreement dated as of May 14, 2002, by and among the Issuer, I.C. Isaacs & Company L.P., Textile, Latitude and Wurzburg (Exhibit 10.96 to the Issuer's Current Report on Form 8-K dated May 20, 2002 is incorporated herein by reference);

            2. Voting Agreement dated as of May 14, 2002 by and among Wurzburg, Textile and the Principal Stockholders (Exhibit 10.97 to the Issuer's Current Report on Form 8-K dated May 20, 2002 is incorporated herein by reference).

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 15 of 18 Pages

SIGNATURES.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current[FN2].

                                   Wurzburg Holding S.A.


                                   By:  /s/ Rene Faltz
                                      ----------------------------------------
                                            Rene Faltz, Managing Director

                                   By:  /s/ Tom Felgen
                                      ----------------------------------------
                                            Tom Felgen, Managing Director

                                   Textile Investment International S.A.

                                   By:  /s/ Rene Faltz
                                      ----------------------------------------
                                            Rene Faltz, Managing Director

                                   By:  /s/ Tom Felgen
                                      ----------------------------------------
                                            Tom Felgen, Managing Director

                                        /s/ Robert J. Arnot
                                   -------------------------------------------
                                            Robert J. Arnot

                                        /s/ Jon Hechler
                                   -------------------------------------------
                                            Jon Hechler

                                        /s/ Ronald S. Schmidt
                                   -------------------------------------------
                                            Ronald S. Schmidt

                                        /s/ Eugene C. Wielepski
                                   -------------------------------------------
                                            Eugene C. Wielepski

                                        /s/ Thomas P. Ormandy
                                   -------------------------------------------
                                            Thomas P. Ormandy


-----------
(2) The Principal Stockholders do not certify any statements that relate solely to Wurzburg, Textile and/or the persons identified on Schedule A hereto, and Wurzburg and Textile do not certify any statements relating solely to the Principal Stockholders.

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 16 of 18 Pages

                                   SCHEDULE A

      Neither Wurzburg nor Textile has any executive officers or directors other than their respective managing directors. Those managing directors serve at the pleasure, and subject to the direction, of Marithe Bachellerie and Francois Girbaud.

The following table sets forth the name, business address, present principal occupation or employment, and the citizenship of each person who is a managing director and/or who is ultimately in control of Wurzburg and Textile:

Name of Managing
Director or
Controlling Person                   Present Principal Occupation or Employment                 Citizenship
------------------                   ------------------------------------------                 -----------
Rene Faltz, Managing Director of     Attorney engaged in the full time practice of law with     Grand Duchy of
Wurzburg and Textile                 the firm known as Cabinet d'Avocats Rene Faltz which       Luxembourg
                                     is located at 41, avenue de la Gare, Luxembourg
                                     L-1611, Grand Duchy of Luxembourg

Tom Felgen, Managing Director of     Attorney engaged in the full time practice of law with     Grand Duchy of
Wurzburg and Textile                 the firm known as Cabinet d'Avocats Rene Faltz which       Luxembourg
                                     is located at 41, avenue de la Gare, Luxembourg
                                     L-1611, Grand Duchy of Luxembourg

Marithe Bachellerie, beneficial      Designer and manufacturer of clothing, and licensor of     France
owner of 50% of the issued and       clothing designs and trademarks related thereto. Her
outstanding shares of the capital    business address is 5 Via Salvini, Milan, Italy
stock of Wurzburg

Francois Girbaud, beneficial owner   Designer and manufacturer of clothing, and licensor of     France
of 50% of the issued and             clothing designs and trademarks related thereto. His
outstanding shares of the capital    business address is 5 Via Salvini, Milan, Italy
stock of Wurzburg

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 17 of 18 Pages

                                   SCHEDULE B

      The following table sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other entity in which such employment is conducted, and the citizenship of each of the Principal Stockholders.



Principal Stockholder     Present Principal Occupation or Employment                    Citizenship
---------------------     ------------------------------------------                    -----------
Robert J. Arnot           Chairman of the Board, Chief Executive Officer,               United States
                          President and director of the Issuer, a
                          designer and marketer of branded jeanswear and
                          sportswear, and has a business address of 350
                          Fifth Avenue, Suite 1029, New York, NY
                          10118.

Jon Hechler               President of T. Eliot, Inc., a manufacturer of bathroom       United States
                          equipment, and director of the Issuer, a designer and
                          marketer of branded jeanswear and sportswear, and has a
                          business address of 3 Hanover Square, Office 5K, New
                          York, NY 10004-2620.

Ronald S. Schmidt         Former President and Chief Executive Officer of I.B.          United States
                          Diffusion, a manufacturer of ladies apparel, and director
                          of the Issuer, a designer and marketer of branded
                          jeanswear and sportswear, and has a business address of
                          3840 Bank Street, Baltimore, MD 21224-2522.

Eugene C. Wielepski       Vice President--Finance, Chief Financial                      United States
                          Officer, Secretary and Treasurer and director
                          of the Issuer, a designer and marketer of
                          branded jeanswear and sportswear, and has a
                          principal address of 3840 Bank
                          Street, Baltimore, MD 21224-2522.

Thomas P. Ormandy         Former Vice President--Sales and director of                  United States
                          the Issuer, a designer and marketer of branded
                          jeanswear and sportswear, and has a business
                          address of 3840 Bank
                          Street, Baltimore, MD 21224-2522.

                                  SCHEDULE 13D

CUSIP No. 464192103                                          Page 18 of 18 Pages

SCHEDULE OF EXHIBITS

Exhibit 1 Framework Agreement (a copy of which was filed as Exhibit 10.96 to the Issuer's Current Report on Form 8-K dated May 20, 2002 and is hereby incorporated herein by this reference).

Exhibit 2 Voting Agreement (a copy of which was filed as Exhibit 10.97 to the Issuer's Current Report on Form 8-K dated May 20, 2002 and is hereby incorporated herein by this reference).